NO ACT

DC
PE
7-31-08


UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08058673

Received SEC
OCT 0 1 2008
Washington, DC 20549

October 1, 2008

Denise Faltischek
Associate General Counsel
The Hain Celestial Group, Inc.
Executive Office
58 South Service Road
Melville, NY 11747-2333

Act: 1934
Section: ____
Rule: 14A-8
Public
Availability: 10/1/2008

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 31, 2008

Dear Ms. Faltischek:

This is in response to your letter dated July 31, 2008 concerning the shareholder proposal submitted to The Hain Celestial Group by Kenneth Steiner. We also have received a letter on the proponent's behalf dated August 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
OCT 1 5 2008
THOMSON REUTERS

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

# THE HAIN CELESTIAL GROUP

Executive Office
58 South Service Road • Melville, NY 11747-2333 • phone: (631) 730-2200 • fax: (631) 730-2550 • www.hain-celestial.com

July 31, 2008



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Hain Celestial Group, Inc.

Dear Ladies and Gentlemen:

This letter is submitted by The Hain Celestial Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by Kenneth Steiner (the "Proponent"), who has appointed John Chevedden as "proxy" to act of his behalf, may be properly omitted from the proxy statement and form of proxy (collectively, the "Proxy Materials") to be distributed by the Company in connection with its 2008 annual meeting of stockholders.

Pursuant to Rule 14a-8(j), the Company has: (i) enclosed herewith six (6) copies of this letter and its attachments; (ii) filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2008 Proxy Materials with the Commission; and (iii) concurrently sent copies of this correspondence to the Proponent and Mr. Chevedden, thereby notifying the Proponent and his "proxy" of its intention to omit the Proposal from the Proxy Materials. The Company intends to file its definitive Proxy Materials with the Commission no earlier than October 20, 2008.

**The Proposal**

The Proposal requests that the Company's Board of Directors "initiate the appropriate process to change the Company's jurisdiction of incorporation from Delaware to North Dakota and to elect that the Company be subject to the North Dakota Publicity Traded Corporations Act."

A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A.

**Basis for Exclusion**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has failed to substantiate his eligibility to submit the Proposal.

**Background**

A letter from the Proponent forwarding the Proposal (the "Proposal Letter") was submitted via e-mail by Mr. Chevedden on June 30, 2008, and it was received by the Company on that day. The Proponent did not include with the Proposal evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). According to the Company's records, the Proponent is not a record owner of the Company's voting stock. Therefore, in accordance with Rule 14a-8(f), on July 14, 2008, 14 calendar days after the Company's receipt of the Proposal on June 30, 2008, the Company sent via e-mail a letter (the "Company Letter") to Mr. Chevedden requesting proof that the Proponent's stockholdings satisfy the requirements of Rule 14a-8(b). Although the Proposal Letter requested that the Company direct all future communications to Mr. Chevedden, the Company also sent copies of the Company Letter to the Proponent by messenger and U.S. mail on July 14, 2008. The Company Letter notified the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the eligibility defect in the Proposal Letter regarding the ownership requirements of Rule 14a-8(b). A copy of the Company Letter is attached hereto as Exhibit B.

In response to the Company Letter, Mr. Chevedden sent to the Company via e-mail on July 16, 2008, a letter dated July 16, 2008, from Mark Filiberto, President of DJF Discount Brokers ("DJF"), purporting to substantiate the Proponent's eligibility to submit the Proposal (the "DJF Letter"). A copy of the DJF Letter is attached hereto as Exhibit C.

**Discussion**

It is our view that the Proposal may be properly excluded from the Proxy Materials in accordance with Rules 14a-8(b) and 14a-8(f)(1) because the Proponent has failed to provide the Company, within the time period set forth in Rule 14a-8(f)(1), the requisite verification that the Proponent satisfies the eligibility requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) requires, among other things, that, in order to be eligible to submit the Proposal, the Proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date" on which the Proponent submitted the Proposal.

Rule 14a-8(b) states that a proponent who is not a registered holder of the securities must prove to the company, at the time such proponent submits the proposal, the proponent's eligibility. Rule 14a-8(b) allows the Proponent to prove his eligibility by submitting to the Company a written statement from the "record" holder of the securities verifying that, at the time he submitted the Proposal, the Proponent had continuously held the requisite amount of securities for at least one year. The other means by which Rule 14a-8(b) would allow the Proponent to prove his eligibility is not available to the Proponent because he has not filed a Schedule 13D or 13G or a Form 3, 4 or 5 with respect to the Company's voting securities.

The Proponent's letter forwarding the Proposal included a statement that "Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting." However, the Proponent's letter did not enclose proof of such ownership.

Rule 14a-8(f) provides that the Company may exclude the Proposal if the Proponent fails to provide sufficient evidence of eligibility under Rule 14a-8, including the continuous ownership requirements of Rule 14a-8(b), provided that, within 14 calendar days of receiving the Proposal, the Company notifies the Proponent of the problem and the Proponent fails to correct the deficiency within 14 days of having received the Company's notification.

In accordance with the guidance provided in Staff Legal Bulletin Nos. 14 and 14B, the Company Letter provided a precise explanation of the deficiency in the Proposal Letter and adequate detail about what the Proponent had to do to remedy the deficiency. The Company Letter explicitly stated that the Proponent "must" demonstrate his eligibility, and in that regard the Company Letter specifically requested a written statement from the "holder of record" as to the ownership of the Company's voting securities. The Company Letter also explicitly stated that the written statement was required to be submitted to the Company within 14 days of the date of receipt of the Company Letter and was sent by means that allowed the Company to determine when the Proponent received the Company Letter as the letter was hand delivered to the Proponent's address and emailed to Mr. Chevedden. The Company received an e-mail from Mr. Chevedden on July 16, 2008 confirming receipt of the Company Letter and enclosing an electronic copy of the DJF Letter. A copy of Mr. Chevedden's confirmation is attached hereto as Exhibit D.

The DJF Letter, received in response to the Company Letter, stated the following: "As introducing broker for the account of Kenneth Steiner ... held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 800 shares of Hain Celestial Group" for at least one year prior to the date the Proposal was submitted to the Company. *See* Exhibit C. For the reasons discussed below, the DJF Letter does not satisfy the requirements of Rule 14a-8(b)(2)(i) and the Proposal is thus excludable pursuant to Rule 14a-8(f)(1).

The DJF Letter states that DJF serves as the Proponent's introducing broker and that the Proponent's shares are held by another entity, National Financial Services Corp., as custodian. Introducing brokers do not hold custody of securities, either directly or through an affiliate, and therefore, are not "record" holders as specified in Rule 14a-8(b)(2)(i). Thus DJF is not, by its own admission, a record holder of the Company's securities.

Section C(1)(c)(1) of Staff Legal Bulletin No. 14 makes clear that a written statement establishing eligibility under Rule 14a-8(b) must be from the "record" holder and that such a written statement from a shareholder's investment adviser is insufficient evidence of ownership, unless the investment adviser is also the record holder of the shares in question. Since DJF is not the "record" holder of the Proponent's shares within the meaning of Rule 14a-8(b), the Proponent has failed to establish, within the 14 days prescribed by Rule 14a-8(f)(1), his eligibility to submit the Proposal.

Consistent with its clear guidance in the Staff Legal Bulletins, the Staff has granted no-action relief under Rule 14a-8(b) and 14a-8(f)(1) in many cases where documentary evidence of ownership has been submitted by a person other than the "record" holder. In fact, the Staff has actually addressed this precise issue before in a number of cases involving the identical Proponent, the identical "proxy" of the Proponent and a letter from DJF that is identical in form to the DJF Letter. In those cases, the Staff has consistently determined that this particular Proponent, represented by this very same "proxy," failed to provide the documentary evidence required by Rule 14a-8(b) when it supplied a letter identical in form to the DJF Letter. For example:

- In *JPMorgan Chase & Co. (avail. Feb. 15, 2008)* the Staff granted conditional no-action relief in respect of a shareholder proposal under Rule 14a-8 submitted by the Proponent, in which Mr. Chevedden was appointed the Proponent's "proxy." When requested by the issuer to verify the Proponent's stock ownership and eligibility to present the proposal, Mr. Chevedden submitted a letter from DJF that is identical in form to the DJF Letter and like the DJF Letter did not come from the record holder of the shares.

- In *Verizon Communications, Inc. (avail. Jan. 25, 2008)*, the Staff granted no-action relief in respect of a shareholder proposal under Rule 14a-8 submitted by the Proponent, in which Mr. Chevedden was appointed the Proponent's "proxy." When requested by the issuer to verify the Proponent's stock ownership and eligibility to present the proposal, Mr. Chevedden submitted a letter from DJF that is identical in form to the DJF Letter and like the DJF Letter did not come from the record holder of the shares.

- In *The McGraw Hill Companies, Inc. (avail. Mar. 12, 2007)*, the Staff granted conditional no-action relief in respect of a shareholder proposal under Rule 14a-8 submitted by the Proponent, in which Mr. Chevedden was appointed the Proponent's "proxy." When requested by the issuer to verify the Proponent's stock ownership and eligibility to present the proposal, Mr. Chevedden submitted a letter from DJF that is identical in form to the DJF Letter and like the DJF Letter did not come from the record holder of the shares.

- *See also MeadWestvaco Corporation (avail Mar. 12, 2007)*, in which the Staff granted conditional no-action relief in respect of a shareholder proposal under Rule 14a-8 submitted by William Steiner through Mr. Chevedden, who was appointed William Steiner's "proxy." When requested by the issuer to verify the proponent's stock ownership and eligibility to present the proposal, Mr. Chevedden submitted a letter from DJF that is identical in form to the DJF Letter and like the DJF Letter did not come from the record holder of the shares.

Thus, both the Proponent and Mr. Chevedden have been well aware, since long before their submission of the Proposal and as recently as February 2008, of both the ownership requirements of Rule 14a-8(b) and the inadequacy of letters from DJF in demonstrating that the Proponent has met those requirements. Despite both the Proponent's and Mr. Chevedden's clear knowledge that the DJF Letter was not from the "record" holder and despite the clear language of the Company Letter explicitly instructing them to provide a written statement from the "holder of record," the Proponent has once again failed to provide satisfactory evidence that he meets the ownership requirements of Rule 14a-8(b). Accordingly, we ask that the Staff to concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8 (f)(1).

In this regard, we note that the Staff has concluded, in a number of its no-action letters involving the Proponent, Mr. Chevedden and letters identical in form to the DJF letter (as well in a number of other no-action letters under Rule 14a-8(b) and Rule 14a-8(f)(1)), that the Proponent should be afforded an additional seven calendar days following receipt of the Staff's no-action response to provide documentation satisfying the requirements of Rule 14a-8(b). The Staff granted this dispensation to the Proponent and Mr. Chevedden in the *JPMorgan Chase & Co., The McGraw Hill Companies, Inc.* and *MeadWestvaco Corporation* letters cited above (in the case of *MeadWestvaco Corporation*, to William Steiner with Mr. Chevedden as his "proxy"). For example, in its February 15, 2008 *JPMorgan Chase & Co.* letter, the Staff wrote:

> "We note, however, that JPMorgan Chase failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) in JPMorgan Chase's request for additional information from the proponent. Accordingly, unless the proponent provides JPMorgan Chase with appropriate documentary support of ownership, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f)."

We believe that the Company Letter to the Proponent and Mr. Chevedden advising them of the deficiency under Rule 14a-8(b) more than adequately apprised them that they were required to provide documentation directly from the record owner. Moreover, we note that the Proponent and Mr. Chevedden have received actual notice from the Staff – in the form of multiple no-action letters addressing proposals they have made – that letters from DJF, in the form of the DJF Letter, are completely inadequate to establish the ownership requirements of Rule 14a-8(b). Accordingly, we believe that the Proponent's failure to provide documentary evidence from the record holder, as specifically requested in the Company Letter, amounts to a repeated and intentional disregard of the requirements of Rule 14a-8(b) and that the Proponent's and Mr. Chevedden's knowing and willful failure to comply with the explicit requirements of Rule 14a-8(b) within the time allotted by Rule 14a-8(f) should not merit any further opportunity to provide the requisite documentation in connection with the Proposal.

**Conclusion**

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rules 14a-8(b) and 14a-8(f). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2008 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (631) 730-2210 or by email at denise.faltischek@hain-celestial.com, or Michael A. Schwartz of Willkie Farr & Gallagher LLP at (212) 728-8267 or by email at mschwartz@willkie.com.

Very truly yours,

Denise Faltischek

Denise Faltischek
Associate General Counsel

cc: Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
and olmstead7@earthlink.com

Michael A. Schwartz
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
and mschwartz@willkie.com

Exhibit A

## Ira Lamel

**From:** olmsted [olmsted7p@earthlink.net]
**Sent:** Monday, June 30, 2008 4:01 PM
**To:** Ira Lamel
**Cc:** Mary Celeste Anthes
**Subject:** Rule 14a-8 Proposal (HAIN)

**Attachments:** CCE00000.pdf

CCE00000.pdf (189 KB)

Mr. Ira Lamel
The Hain Celestial Group, Inc.
Chief Financial Officer
Corporate Secretary

Dear Mr. Lamel,
Please see the attachment.
Sincerely,
John Chevedden

cc:
Mary Anthes

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Irwin D. Simon
Chairman of the Board
Hain Celestial Group, Inc. (The)
58 S Service Rd
Melville NY 11747
Phone: 631 730-2200

Rule 14a-8 Proposal

Dear Mr. Simon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Kenneth Steiner

6/28/08
Date

cc: Ira J. Lamel
Corporate Secretary
631.730.2200
FX: 516-237-6240

[Rule 14a-8 Proposal, June 30, 2008]

Resolved: That the stockholders of The Hain Celestial Group, Inc. ("Company") hereby request that the board of directors initiate the appropriate process to change the Company's jurisdiction of incorporation from Delaware to North Dakota and to elect that the Company be subject to the North Dakota Publicly Traded Corporations Act.

**SUPPORTING STATEMENT OF KENNETH STEINER**

Our Company prides itself on promoting healthy lifestyles and being environmentally friendly. This proposal asks our board of directors to become equally stockholder friendly by reincorporating our Company under the new North Dakota Publicly Traded Corporations Act.

The North Dakota law is far ahead of any other state corporation law in providing rights for stockholders. It addresses each of the major issues in corporate governance. If our Company were subject to the North Dakota law:

- There would be a right of proxy access for stockholders who have owned 5% or more of our Company's shares for at least two years.
- The board of directors could not be classified.
- There would be true majority voting for directors.
- Stockholders would be reimbursed for their expenses in proxy contests to the extent they are successful.
- Stockholders would vote each year on the executive compensation practices of our Company.
- The positions of CEO and Chair of the board of directors would have to be held by different individuals.
- Holders of 5% of the outstanding shares could propose an amendment to the articles of incorporation.
- The ability of the board of directors to adopt a poison pill would be limited in several respects.

The North Dakota law would give us as stockholders more rights than are available under any other state corporation law. If our Company were to reincorporate in North Dakota, it would instantly have the most stockholder friendly corporate governance in the United States. Our Company's commitment to its stockholders would finally match its commitment to healthy living and protecting the environment.

The SEC recently refused to change its rules to give shareholders a right of access to management's proxy statement. But such a right is part of the North Dakota law. As a result, reincorporation in North Dakota is now the best alternative for achieving a right of proxy access. And at the same time that proxy access would become available for our Company by reincorporating in North Dakota, our Company would also become subject to the other corporate governance rules listed above.

Although the Delaware General Corporation Law is acknowledged to be management friendly, stockholders are sometimes told that incorporation there is justified because of the Delaware courts. But a study by the American Justice Partnership, reported in June/July 2007 edition of Directorship magazine, of the most favorable legal environments for business ranked North Dakota 3rd and Delaware 13th.

Our board of directors should treat us, as stockholders, with as much concern as it shows for our Company's customers and the environment. Please support this important improvement in our Company's corporate governance practices.

Exhibit B

## Ira Lamel

**From:** Ira Lamel
**Sent:** Monday, July 14, 2008 12:31 PM
**To:** olmsted
**Cc:** Mary Celeste Anthes
**Subject:** RE: Rule 14a-8 Proposal (HAIN)

**Attachments:** Steiner 07-14-08.pdf

Steiner
7-14-08.pdf (428 KE

Please see the attached letter.

Ira J. Lamel
Executive Vice President and
Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747
Direct: 631-730-2205
Fax: 631-730-2566
Email: ilamel@hain-celestial.com

-----Original Message-----
From: olmsted [mailto:olmsted7p@earthlink.net]
Sent: Monday, June 30, 2008 4:01 PM
To: Ira Lamel
Cc: Mary Celeste Anthes
Subject: Rule 14a-8 Proposal (HAIN)

Mr. Ira Lamel
The Hain Celestial Group, Inc.
Chief Financial Officer
Corporate Secretary

Dear Mr. Lamel,
Please see the attachment.
Sincerely,
John Chevedden

cc:
Mary Anthes

**Tracking:**

| Recipient | Delivery | Read |
|---|---|---|
| olmsted | | |
| Mary Celeste Anthes | Delivered: 7/14/2008 12:31 PM | Read: 7/14/2008 12:33 PM |

THE HAIN CELESTIAL GROUP

Corporate Office
58 South Service Road • Melville, NY 11747-2333 • phone: (631) 730-2200 • fax: (631) 730-2550 • www.hain-celestial.com

July 14, 2008

**By Messenger and U. S. Mail**
Mr. Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

**Copy Via E-Mail to olmsted7@earthlink.com**
Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Kenneth Steiner Shareholder Proposal

Gentlemen:

We are in receipt of Kenneth Steiner's letter dated June 28, 2008 forwarding his proposal for the next annual stockholder's meeting regarding reincorporating in North Dakota, which was delivered to us via e-mail from olmsted7@earthlink.com on June 30, 2008. In his letter, Mr. Steiner appointed Mr. Chevedden as his proxy to act on his behalf before, during and after the next annual stockholder's meeting regarding the proposal and instructed that all future communication be directed to you.

Pursuant to Rule 14a-8(b)(1) of the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, Mr. Steiner must demonstrate that he has continuously held at least $2,000 in market value of the voting securities of The Hain Celestial Group, Inc. ("HAIN") for at least one year prior to the date on which the proposal was submitted. As of the date hereof, Mr. Steiner has not yet demonstrated his eligibility. Please submit to us a written statement from the holder of record stating the amount of HAIN voting securities currently held by Mr. Steiner and verifying that, at the time you submitted Mr. Steiner's proposal, he continuously held our securities for at least one year in accordance with Rule 14-a8(b)(2)(i). Please be advised that your response must be postmarked, or transmitted electronically, no later than 14 days from the date hereof.

In addition, as the letter signed by Mr. Steiner appointing Mr. Chevedden as his proxy does not contain a verification of Mr. Steiner's signature and that the letter is in fact from him, please have Mr. Steiner provide a letter over his signature with an appropriate notarization such that we can consider the letter authentic.

Please contact me directly at (631) 730-2205 with any questions that you may have.

Sincerely,

Ira J. Lamel
Executive Vice President, Chief Financial Officer
and Corporate Secretary

cc: Mr. Irwin D. Simon

Exhibit C

DJF

DISCOUNT BROKERS

Date: 16 July 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number AHS-005959, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 800 shares of Hain Celestial Group; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/11/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Exhibit D

## Ira Lamel

**From:** olmsted [olmsted7p@earthlink.net]
**Sent:** Wednesday, July 16, 2008 10:49 AM
**To:** Ira Lamel
**Cc:** Mary Celeste Anthes
**Subject:** Rule 14a-8 Proposal (HAIN)

**Attachments:** CCE00000.pdf

CCE00000.pdf (52 KB)

Mr. Lamel, Thank you for the rule 14a-8 acknowledgement letter. Attached is the broker letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

August 11, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**The Hain Celestial Group, Inc. (HAIN)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Reincorporate in North Dakota**
**Kenneth Steiner**

Ladies and Gentlemen:

To begin with the company July 31, 2008 no action request, based on the notion of going beyond the company-cited precedents, is in violation of SLB 14C:

**G. When submitting a no-action request, should a company provide us with all relevant correspondence exchanged with the shareholder proponent(s)?**

Yes. As we indicated in question and answer G.7 of SLB No. 14 and question and answer F.3 of SLB No. 14B, a company should provide us with all relevant correspondence when submitting a no-action request. In this regard, we wish to reiterate that our process may be delayed unless the company provides with its no-action request:

- a copy of the shareholder proposal;
- copies of any cover letters that the shareholder proponent(s) provided with the proposal;
- any addresses and facsimile numbers of the shareholder proponent(s); and
- any other correspondence the company has exchanged with the shareholder proponent(s) relating to the proposal, such as any notices of defects and any shareholder responses to the notices.

The company failed to include the complete exchange of rule 14a-8 communications after the submittal of the rule 14a-8 proposal. The gaps in the company omission are attached and marked. The company failed to include with its no action request a copy of the attached notarized letter (and accompanying email message) demanded by the 3rd paragraph of the company July 14, 2008 letter.

It is not clear what the company's motive is in not including the above. However these omitted messages and notarized letter make it appear that the company is taking more than one step to fabricate any drummed-up technicality to avoid a vote on a valid rule 14a-8 proposal. Repeated examples of this type of effort could thus taint the grounds of the company no action request.

The company cites a number of no action responses in which companies failed to inform the proponent of what would constitute appropriate documentation under rule 14a-8(b) and the rule 14a-8 proposal was subsequently published in the respective definitive proxy. According to precedents described by the company as "conditional no-action relief" the company does not claim that any of the respective proposals were ultimately excluded from shareholder vote.

In Verizon Communications, Inc. (January 25, 2008) there may have simply been an oversight in bringing the attached National Financial Service Corp. broker letter to the attention of the Staff.

Additionally the company argument to exceed the company-cited precedents has failed to address SLB 14:

**a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?**

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

It is respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Ira Lamel <ilamel@hain-celestial.com>

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Thu, 17 Jul 2008 08:58:52 -0700
To: Ira Lamel <ilamel@hain-celestial.com>
Subject: Rule 14a-8 Proposal (HAIN)

Mr. Lamel, Thank you for the acknowledgement of the rule 14a-8 proposal.
Can you cite a law or rule that requires notarization. It seems clear that a submittal letter is "authentic" particularly when it is supported by a broker letter.
Sincerely,
John Chevedden

[No Reply]

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Fri, 18 Jul 2008 21:36:47 -0700
To: Ira Lamel <ilamel@hain-celestial.com>
Subject: Rule 14a-8 Proposal (HAIN)

Mr. Lamel, Please reply on Monday.
Sincerely,
John Chevedden

------ Forwarded Message
From: Ira Lamel <Ira.Lamel@hain-celestial.com>
Date: Mon, 21 Jul 2008 16:20:36 -0400
To: olmsted <olmsted7p@earthlink.net>
Subject: RE: Rule 14a-8 Proposal (HAIN)

Mr. Chevedden:

Mr. Steiner is the person who purports to be a stockholder of Hain Celestial, not you, and a timely proposal was submitted in Mr. Steiner's name, not yours.

The letter accompanying the 14a-8 proposal, which purports to have come from Mr. Steiner, states: "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden ...." By writing this letter and referring all matters regarding the proposal, and all correspondence, to you, Mr. Steiner seems to be trying to appoint you his "attorney-in-fact" (i.e., granting you a power of attorney) for these purposes since the authority apparently extended to you goes well beyond the voting authority granted

GAP

to a "proxy" under the Delaware General Corporation Law. Since Mr. Steiner gives his address in the letter as being in New York, we look to the formalities expected for a power of attorney in New York State. We refer you to the NY statutory form of power of attorney (NY General Obligations Law Section 5-1501), wherein you will see that powers of attorney in New York are to be notarized.

Sincerely,

Ira J. Lamel
Executive Vice President and
Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747
Direct: 631-730-2205
Fax: 631-730-2566
Email: ilamel@hain-celestial.com

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Tue, 22 Jul 2008 08:28:27 -0700
To: Ira Lamel <ilamel@hain-celestial.com>
Subject: Rule 14a-8 Proposal (HAIN)

Mr. Lamel, In response to my request for a law or rule that requires notarization, you forwarded a reasoning process based on "seems to" that would lead you to "look to" notarization. This falls short of providing a law or rule that requires notarization. Please advise today whether or not you can provide a law or rule that requires notarization.
Sincerely,
John Chevedden

[No Reply]

------ Forwarded Message
From: olmsted <olmsted7p@earthlink.net>
Date: Mon, 28 Jul 2008 12:15:57 -0700
To: Ira Lamel <ilamel@hain-celestial.com>
Cc: Mary Celeste Anthes <MaryCeleste.Anthes@hain-celestial.com>
Subject: Rule 14a-8 Proposal (HAIN)

Mr. Lamel, The attached notarized letter is provided as a special accommodation to the company and is believed to exceed the requirements for rule 14a-8 proposals.
Sincerely,
John Chevedden

CO. GAP

[Notarized broker letter attached]

CO.
GAP

Kenneth Steiner
14 Stoner Ave., 2M
Great Neck, NY 11021

Mr. Irwin D. Simon
Chairman of the Board
Hain Celestial Group, Inc. (The)
58 S Service Rd
Melville NY 11747
Phone: 631 730-2200

Rule 14a-8 Proposal

Dear Mr. Simon,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of saving company expenses please communicate via email.)
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Kenneth Steiner

6/28/08
Date

cc: Ira J. Lamel
Corporate Secretary
631.730.2200
FX: 516-237-6240

7-26-08

CARLA R. MORALES
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01MO6090166
MY COMMISSION EXPIRES APRIL 7, 2011

Co.
GAP

NATIONAL FINANCIAL
Services LLC

200 Liberty Street
One World Financial Center
New York, NY 10281

November 21, 2007

VERIZON COMMUNICATIONS INC.
VERIZON CENTER
ONE VERIZON WAY
BASKING RIDGE, NJ 07920

Dear Sirs;

This letter certifies that, Mr. Kenneth Steiner, is currently a beneficial owner of Verizon Communications Inc. securities and has held a security position with National Financial Services, LLC., dating back to March, 2005.

This purchase consisted of 1109 shares which he held consistently.

Sincerely,

Lewis Trezza
Manager, Proxy Services

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

August 29, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**#2 The Hain Celestial Group, Inc. (HAIN)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Reincorporate in North Dakota**
**Kenneth Steiner**

Ladies and Gentlemen:

This is to state that the company has not provided any no action correspondence since the original company July 31, 2008 no action request.

Sincerely,

John Chevedden

cc:
Kenneth Steiner

Ira Lamel <ilamel@hain-celestial.com>

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 1, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: The Hain Celestial Group, Inc.
Incoming letter dated July 31, 2008

The proposal relates to a change in jurisdiction of incorporation.

We are unable to concur in your view that The Hain Celestial Group may exclude the proposal under rules 14a-8(b) and 14a-8(f). After further consideration and consultation, we are now of the view that a written statement from an introducing broker-dealer constitutes a written statement from the "record" holder of securities, as that term is used in rule 14a-8(b)(2)(i). For purposes of the preceding sentence, an introducing broker-dealer is a broker-dealer that is not itself a participant of a registered clearing agency but clears its customers' trades through and establishes accounts on behalf of its customers at a broker-dealer that is a participant of a registered clearing agency and that carries such accounts on a fully disclosed basis. Because of its relationship with the clearing and carrying broker-dealer through which it effects transactions and establishes accounts for its customers, the introducing broker-dealer is able to verify its customers' beneficial ownership. Accordingly, we do not believe that The Hain Celestial Group may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

William A. Hines
Special Counsel

END